EXHIBIT 3.2

Section 7a. of the Operating Agreement of Cleco Power LLC has been amended to read as follows:

Section 7.   **Management and Control of the Company.**

a.   **Management of the Company by Managers**. The powers of the Company shall be vested in and exercised, and the business and affairs of the Company shall be managed, by a board of managers which shall consist of ten (10) managers.

Section 7h. of the Operating Agreement of Cleco Power LLC has been amended to read as follows:

Section 7.   **Management and Control of the Company.**

h.   **Annual and Regular Meetings.** Within 45 days after each annual meeting of the Members, and if possible on the date of each annual meeting of the Members immediately following each such meeting, the board of managers shall hold an annual meeting for the purpose of electing officers and transacting other Company business. Such meeting shall be called in the manner for calling regular or special meetings of the board of managers.

Except as otherwise provided by resolution of the board of managers, other regular meetings of the board of managers shall be held on the last Friday in January, July and October at such places as the chief executive officer or president may direct in the notices of such meetings. At least five days' notice by mail or written telecommunication shall be given to each manager of the time and place of holding each regular meeting of the board of managers.

The failure to hold a regular meeting shall have no effect on the Company, its managers or officers.